EXHIBIT 20

INVESTOR CONTACT:                               MEDIA CONTACT:

Victor L. Campbell                              Lindy B. Richardson
502/572-2119  or  615/320-2053                  502/572-2153

Lee A. Wood
502/572-2115


        COLUMBIA/HCA FOURTH QUARTER EARNINGS EXCEED ANALYSTS ESTIMATES

                 Admissions In Former Galen Hospitals Up 1.3%
                  Combined Fourth Quarter EPS Increased 18%

     Louisville, KY, February 28, 1994 -- Columbia/HCA Healthcare Corporation (NYSE:COL) today announced combined operating results for the fourth quarter and year ended December 31, 1993. Since the recently completed merger with HCA-Hospital Corporation of America (formerly NYSE:HCA) will be accounted for under the pooling of interests method of accounting, the 1993 operating results have been presented for Columbia and HCA on a combined basis.

     Excluding non-recurring transactions, Columbia/HCA's combined earnings per share from continuing operations of $0.52 for the fourth quarter ended December 31, 1993 increased 18% over the combined earnings per share of $0.44 for the fourth quarter of 1992. Net revenues for the fourth quarter of 1993 totaled $2.6 billion on a combined basis, compared to $2.5 billion in last year's fourth quarter.

     For the twelve months ended December 31, 1993, Columbia/HCA's combined revenues totaled $10.3 billion, up from $9.9 billion in 1992. Combined income from continuing operations before extraordinary or one-time items totaled $673 million, or $1.99 per share in 1993 versus $597 million, or $1.82 per share in 1992.

     Non-recurring transactions recorded in 1993 relate primarily to costs incurred in connection with the Galen Health Care, Inc. (formerly NYSE:GHC) merger completed in the third quarter and losses on early extinguishment of debt. Operating results for 1992 include third quarter charges related to Galen's spinoff transaction, the planned disposition of certain HCA psychiatric and other facilities, and a fourth quarter gain on the sale of investments.

     Columbia/HCA's combined same hospital admissions increased 0.6% in the fourth quarter of 1993, primarily as a result of a 1.3% increase in admissions at former Galen hospitals, the first increase in eight quarters for these facilities. HCA's same hospital admissions were relatively unchanged in the fourth quarter, after being down 3.0% in the third quarter. The former Columbia Hospital Corporation facilities recorded same hospital admission growth of 5.9%, consistent with third quarter results.

     The following table highlights the combined operating results of Columbia/HCA for the fourth quarter and twelve months ended December 31, 1993 and 1992, and reflects the various non-recurring transactions for the respective periods:

                                                         Columbia/HCA  Combined  Operating  Results
                                                      (Dollars In Millions, Except Per Share Amounts)
                                                       Fourth Quarter                     Twelve Months
                                                ----------------------------------------------------------------
                                                1993        1992        % Change    1993       1992    % Change
                                                ----        ----        --------    ----       ----    --------
Revenues. . . . . . . . . . . . . . .          $2,571      $2,472        3.9%     $10,252     $9,932      3.2%
Operating income(a) . . . . . . . . .            $507        $464        9.0%      $2,004     $1,924      4.2%

Net income :
  Continuing operations:
    Excluding non-recurring items . .           $176        $149       18.3%        $673       $597     12.8%
    Non-recurring items (net of tax).              -          58                     (98)      (358)
  Discontinued operations . . . . . .              -           6                      16       (125)
  Loss on extinguishment of debt. . .              -           -                     (84)         -
  Change in accounting for
    income taxes. . . . . . . . . . .              -           -                       -         51
      Net income  . . . . . . . . . .           $176        $213                    $507       $165
Earnings per common share:
  Continuing operations:
    Excluding non-recurring items . .           $0.52       $0.44       18.2%       $1.99      $1.82      9.3%
    Non-recurring items . . . . . . .               -        0.17                   (0.29)     (1.09)
  Discontinued operations . . . . . .               -        0.02                    0.04      (0.39)
  Loss on extinguishment of debt. . .               -           -                   (0.24)         -
  Change in accounting for
    income taxes. . . . . . . . . . .               -           -                       -       0.16
      Net income  . . . . . . . . . .           $0.52       $0.63                   $1.50      $0.50

Shares used in earnings per
  share computations (000). . . . . .         340,642     340,065                 339,222    328,564

(a) Income from continuing operations before non-recurring transactions, depreciation and amortization, interest expense, minority interest and income taxes.
                                                           -2-

      "The fourth quarter demonstrated a significant improvement in patient volume trends at the former Galen facilities," said David T. Vandewater, Columbia/HCA's Chief Operating Officer. "At the same time, the former HCA facilities reported significant increases in operating income. These strong operating results are significant since it shows our ability to improve operating performance while accomplishing two of the largest mergers in the healthcare industry."

      "The mergers with Galen and HCA have strategically placed Columbia/HCA in a leadership role in the healthcare industry," said Richard L. Scott, President and Chief Executive Officer of Columbia/HCA. "As we expand our geographic coverage and comprehensive services networks, we create additional opportunities to increase our patient volumes and reduce healthcare costs for our customers. Our strong cash flow and financial position allows Columbia/HCA to continue to make strategic additions to these networks."

      Columbia/HCA Healthcare Corporation is the largest healthcare services provider, with 193 acute-care and specialty hospitals in 26 states and two foreign countries, employing over 130,000 people. With its comprehensive service strategy, Columbia/HCA will work to meet the quality healthcare needs of its communities in a cost-effective manner.


        -- Separate and Combined Company Financial Summaries Follow --

Columbia/HCA Healthcare Corporation
Combined Financial Summary

(Dollars in millions, except per share amounts)
                                                                          FOURTH QUARTER
                                    --------------------------------------------------------------------------------------
                                              Columbia                    HCA                         Columbia/HCA
                                    --------------------------------------------------------------------------------------
                                                           %                        %                             %
                                     1993       1992    Change    1993    1992   Change        1993     1992    Change
                                     ----       ----    ------    ----    ----   ------        ----     -----   ------
Revenues. . . . . . . . . . . . . . $1,301     $1,234     5.4   $1,270   $1,238      2.5      $2,571    $2,472      3.9
Operating income(a) . . . . . . . .   $229       $220     3.8     $278     $244     13.8        $507      $464      9.0

Net income:
  Continuing operations:
    Excluding non-recurring
      transactions .  .  .  .  .  .    $78        $73     7.6      $98      $76     28.7        $176      $149     18.3
    Non-recurring transactions
      (net of tax). . . . . . . . .      -          -                -       58                    -        58
  Discontinued operations . . . . .      -          6                -        -                    -         6
      Net income. . . . . . . . . .    $78        $79              $98     $134                 $176      $213

Earnings per common share:
  Continuing operations:
    Excluding non-recurring
      transactions. . . . . . . . .  $0.52      $0.49     6.1    $0.55    $0.42     31.0       $0.52     $0.44     18.2
    Non-recurring transactions  . .      -          -                -     0.32                    -      0.17
  Discontinued operations . . . . .      -       0.05                -        -                    -      0.02
      Net income. . . . . . . . . .  $0.52      $0.54            $0.55    $0.74                $0.52     $0.63

Shares used in earnings per
  share computations (000). . . . .150,954    148,879          179,818  181,087               340,642  340,065

(a) Income from continuing operations before non-recurring transactions, depreciation and amortization, interest expense, minority interest and income taxes.
                                                           -4-

Columbia/HCA Healthcare Corporation
Combined Financial Summary

(Dollars in millions, except per share amounts)

                                                                          YEAR
                                    --------------------------------------------------------------------------------------
                                              Columbia                    HCA                         Columbia/HCA
                                    --------------------------------------------------------------------------------------
                                                           %                             %                           %
                                     1993       1992    Change    1993      1992      Change     1993     1992    Change
                                     ----       ----    ------    ----      ----      ------     ----     -----   ------
Revenues. . . . . . . . . . . . . . $5,130     $4,806     6.7   $5,122     $5,126     (0.1)     $10,252    $9,932    3.2
Operating income(a) . . . . . . . .   $907       $870     4.3   $1,097     $1,054      4.1       $2,004    $1,924    4.2

Net income:
  Continuing operations:
    Excluding non-recurring
      transactions. . . . . . . . .   $291       $297    (1.6)    $382       $300     27.0         $673      $597   12.8
    Non-recurring transactions
      (net of tax). . . . . . . . .    (98)      (86)               -        (272)                  (98)     (358)
  Discontinued operations . . . . .     16      (125)               -           -                    16      (125)
  Loss on extinguishment of debt. .    (70)        -               (14)         -                   (84)        -
  Change in accounting for
    income taxes. . . . . . . . . .       -        51                -          -                     -        51
      Net income  . . . . . . . . .    $139      $137             $368        $28                  $507      $165

Earnings (loss) per common share:
  Continuing operations:
    Excluding non-recurring
      transactions. . . . . . . . .   $1.95     $2.05    (4.9)   $2.13      $1.73     23.1        $1.99     $1.82    9.3
    Non-recurring transactions. . .   (0.67)    (0.60)               -      (1.57)                (0.29)    (1.09)
  Discontinued operations . . . . .    0.10     (0.87)               -          -                  0.04     (0.39)
  Loss on extinguishment of debt  .   (0.46)        -            (0.08)         -                 (0.24)        -
  Change in accounting for
    income taxes. . . . . . . . . .        -      0.36               -          -                     -      0.16
      Net income. . . . . . . . . .    $0.92     $0.94           $2.05      $0.16                 $1.50     $0.50

Shares used in earnings per
  share computations (000). . .. .   150,017   144,897         179,275    174,237               339,222   328,564

(a) Income from continuing operations before non-recurring transactions, depreciation and amortization, interest expense, minority interest and income taxes.
                                                           -5-

Victor L. Campbell
502/572-2119
615/320-2053

Lee A. Wood
502/572-2115

                             FOURTH QUARTER 1993
                              NOTES OF INTEREST


     The merger of Columbia and HCA was effective February 10, 1994. The results discussed throughout this report include: (a) Columbia/HCA combined results on a pooled basis; (b) Columbia stand-alone results, which include Galen on a pooled accounting basis; and (c) HCA stand-alone results.

 1) Columbia/HCA combined EPS from continuing operations was $0.52 for 4Q93 and $1.99 for the full year 1993 (excluding non-recurring items). 4Q93 EPS of $0.52 increased 18% over combined 4Q92 EPS of $0.44.

 2) Columbia 4Q93 EPS from continuing operations of $0.52 exceeded the average "First Call" analyst estimates of $0.50 and IBES estimates of $0.49; full-year 1993 EPS for Columbia (after the retroactive $0.03 tax increase reported in 3Q93) was $1.95, which was in line with the average "First Call" analyst estimates before the tax increase adjustment.

 3) HCA 4Q93 EPS of $0.55 exceeded "First Call" analyst estimates of $0.48; Full-Year 1993 EPS for HCA was $2.13 (before extraordinary item), which exceeded the average "First Call" analysts estimates of $2.07.

 4) Columbia/HCA combined 1993 quarterly EPS (excluding non-recurring and extraordinary items) was as follows: 1Q: $0.61; 2Q: $0.49; 3Q: $0.37; 4Q: $0.52.

 5) Combined operating margins (EBDITA as a percent of net revenues) for Columbia/HCA increased to 19.7% in 4Q93 from 18.8% in 4Q92. The increase in 4Q93 resulted primarily from improvements in supply costs at Columbia, and improvements in both supply and labor costs at HCA.

 6) Columbia's same hospital admissions were up 1.7% in 4Q93, primarily due to a 1.3% increase in the former Galen hospitals (first positive trend in eight quarters for Galen facilities), while former Columbia Hospital Corporation facilities posted 5.9% same hospital admission growth in 4Q93, consistent with the third quarter increase.

 7) HCA same hospital medical/surgical admissions were down 0.5% in 4Q93, a significant improvement from the 3.2% decline experienced in 3Q93. HCA's strong 4Q93 same hospital outpatient visit growth of 9.0% produced a 1.1% same hospital increase in adjusted admissions (as adjusted for outpatient activity).

 8) Same hospital admissions for HCA's 23 psychiatric hospitals increased 2.2% in 4Q93; average length of stay was 13.3 days for 4Q93 versus 15.0 days in 4Q92. Same hospital net psychiatric revenue per adjusted patient day increased 3.7% in the 4Q93, compared to the same period last year.

  9) During 1993, HCA significantly downsized its psychiatric activities from 45 hospitals at year end 1992 to its current 23 facilities; accordingly, psychiatric revenues declined from $468 million in 1992 to $263 million (2.6% of combined Columbia/HCA revenues) in 1993. Effective with the Columbia/HCA merger, all psychiatric hospitals are being operated as part of their respective geographic market/region along with the med-surg facilities rather than as a separate business unit.

10) For the full year, Columbia/HCA's combined interest expense declined from $401 million in 1992 (4% of revenues) to $321 million in 1993 (3.1% of revenues) primarily as a result of the initial public offering of HCA common stock in 1992 and the refinancings of debt by both Columbia and HCA in 1993. The ratio of debt to debt plus equity was 51.6% at December 31, 1993 compared to 58.2% at December 31, 1992 (including the proforma effect of the Galen spinoff transaction in 1993).

11) Columbia/HCA's balance sheet at 12/31/93 has combined assets of $10.2 billion. Depreciation and amortization on a combined basis increased from $541 million in 1992 (5.5% of revenues) to $554 million in 1993 (5.4% of revenues).

12) During the fourth quarter of 1993, Columbia and Galen negotiated $30 million in annual supply cost savings from their respective prior supply cost contracts. Columbia/HCA is currently in the process of renegotiating all of its supply contracts, and has announced preliminary savings of $60 million annually on the first $220 million of renegotiated contracts (which will become effective between March 1 and June 1, 1994), in addition to the $30 million savings from the Galen merger.

13) Columbia has announced the acquisitions of 479-bed Grant Hospital of Chicago, in Chicago, IL (completed 1/31/94), 366-bed Independence Regional Health Center, in Independence, MO (completed 2/3/94), and a joint venture of 339-bed Winter Park Memorial Hospital with the tax-exempt owner (expected to be completed March 1).

                                   -7-